Exhibit 99.1

13 August 2021

Dear Shareholder

Supplementary Notice of Annual General Meeting of Naked Brand Group Limited

Naked Brand Group Limited (ACN 619 054 938) (Company) advises that due to current State government COVID-19 restrictions imposed on Greater Sydney, Australia, the location of its Annual General Meeting (Meeting) to be held on Friday, 20 August 2021 at 10:00am (Sydney time) (Thursday, 19 August 2021 at 8:00pm (New York time)), has been changed to:

Naked Brand Group Limited

Level 61, MLC Centre

25 Martin Place

Sydney NSW 2000, Australia

Additionally, to comply with the restrictions (and to otherwise ensure the safety of its shareholders and other participants), the Company is unable to admit shareholders to physically attend the Meeting. Therefore, the Company strongly encourages all shareholders to submit their proxy votes in advance of the Meeting. Instructions on how to submit your proxy form (including submitting them online) are detailed in the Company’s Notice of Annual General Meeting dated 9 July 2021 (a copy of which is available at https://www.cstproxy.com/nakedbrands/am2021/ and the Company’s website at https://ir.nakedbrands.com/).

Shareholders may wish to listen to the Meeting via a webcast facility which can be accessed on the Company’s website at https://ir.nakedbrands.com/ or using the link below. Please note that live online voting will not be offered as part of the webcast facility.

Webcast link-	https://services.choruscall.com.au/webcast/nakedbrand-210820.html

By order of the Board of Naked Brand Group Limited.

Mark Ziirsen

Company Secretary

Naked Brand Group Limited	Level 61, MLC Centre, 25 Martin Place
ACN 619 054 938	SYDNEY NSW 2000
Nasdaq: NAKD	www.nakedbrands.com